USA Mutuals
700 North Pearl Street, Suite 900
Dallas, Texas 75201
October 26, 2020
VIA EDGAR TRANSMISSION
Ms. Alison White
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    USA Mutuals
Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934) (the “Proxy Statement”); 333-57548

This correspondence responds to oral comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 22, 2020 with respect to the Proxy Statement filed with the Commission on October 16, 2020 with respect to the reorganization of the USA Mutuals Vitium Global Fund and USA Mutuals Navigator Fund (each, an “Existing Fund”), each a series of USA Mutuals, a Delaware statutory trust (the “Trust”), into newly created series (each, a “New Fund”) of the Northern Lights Fund Trust IV (“Northern Lights”), a Delaware statutory trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement.
General
1)Staff Comment: Please update the EDGAR series and class information for each New Fund pursuant to Rule 313 of Regulation S-T.
Response: The Trust confirms that the EDGAR series and class information will be updated for each New Fund.
2)Staff Comment: Please include hyperlinks for all documents that will be incorporated by reference.
Response: The Trust undertakes to make the requested revisions.
3)Staff Comment: Pursuant to Item 14 of Schedule 14A, please provide all information required by Form N-14 in the Proxy Statement.
Response: The Trust undertakes to make the requested revisions.
4)Staff Comment: With a view to disclosure, please confirm whether the respective valuation policies and procedures of the Existing Funds and New Funds are similar in all material respects. If material differences exist, please describe them in an appropriate location of the Proxy Statement.

Response: The Trust confirms that the valuation policies and procedures of the Existing Funds and the New Funds are similar in all material respects.
5)Staff Comment: Please advise whether there will be any repositioning costs incurred in connection with the Reorganizations or as a direct result of the Reorganizations. If there will be such costs and they will be material, please disclose such costs in the Proxy Statement and who will bear them.
Response: The Trust does not anticipate any repositioning costs in connection with or as a direct result of the Reorganization.
6)Staff Comment: Please file the tax opinion as an exhibit to the Proxy Statement.
Response: The Trust confirms that the form of the tax opinion will be filed as an exhibit to the Proxy Statement.
7)Staff Comment: Disclose the identity of the accounting survivor for each transaction.
Response: The Trust responds by supplementally confirming that each New Fund will be the accounting survivor of the relevant transaction.
8)Staff Comment: Please supplementally confirm that any applicable future filings, including those on Forms N-CSR and N-CEN, will include the required disclosure related to a change in independent accountants. Reference is made to IM-DCFO 1998-04, Change in Independent Public Accountants (December 30, 1998 and November 22, 2019).
Response: The Trust has so confirmed
9)Staff Comment: In the letter to shareholders, please disclose if applicable that Northern Lights is also an open-end management investment company.
Response: The Trust undertakes to make the requested revision.
Proxy Statement/Introduction
10)Staff Comment: USA Mutuals undertakes to provide a copy of the Existing Funds’ prospectus, statement of additional information, and most recent annual report and semi-annual report to shareholders. Will you also undertake to provide the prospectus, statement of additional information, and most recent annual report and semi-annual report to shareholders with respect to the New Funds?
Response: The Trust responds by adding the following disclosure to this section: “USA MUTUALS undertakes to provide a copy of the New Funds’ prospectus, Statement of Additional Information, and most recent annual report and semi-annual report, including financial statements and schedules, when such documents are available, within one day of the request at no charge by calling New Funds at 1-[866-264-8783].”
Reasons for the Proposed Reorganization

11)Staff Comment: Although you state in this section that the costs of the Reorganizations will be borne by the Adviser and certain of the Northern Lights’ service providers, pages 17 and A-12 state that USA Mutuals Advisors will bear the entirety of the Reorganization Expenses. Please reconcile.
Response: The Trust responds by revising the third bullet point in this section to read as follows: “The costs of the Reorganization, including the costs of soliciting proxies, will be borne by the Adviser and not the Existing Funds.”
12)Staff Comment: Please disclose whether the costs of the Reorganizations will be allocated in the same manner whether or not the Reorganizations are consummated.
Response: The Trust supplementally confirms that USA Mutuals Advisors, Inc. will bear the entirety of the total Reorganization Expenses (as defined in the Agreement and Plan of Reorganization) whether or not the Reorganizations are consummated.
Comparison of the Existing Fund and the New Funds
13)Staff Comment: Please include the information required by Items 3(b) and 3(c) of Form N-14, including a comparison of investment strategies and principal risks of the Existing Funds and New Funds. See Comment 3.
Response: The Trust undertakes to make the requested revisions.
14)Staff Comment: For the Vitium Global Fund, the tabular presentation of the Fees and Expenses table is difficult to understand; please revise for clarity.
Response: The Trust undertakes to make the requested revisions.
15)Staff Comment: Please add a note to the Fees and Expenses table for each Fund explaining the terms of the applicable Existing Fund’s fee waiver/expense reimbursement, including if applicable, the terms of any recoupment provision. If there is such a provision, please confirm that any expenses subject to recapture from the Existing Fund will not be carried over and subject to recapture from the applicable New Fund. If such expenses will be carried over, please reconcile with the Fees and Expenses table in the New Funds’ Prospectus, which currently do not reflect these expenses and show that each Fund’s fees are under the expense limit.
Response: The Trust undertakes to add the requested footnote and is informed that the Fee and Expense Table in the New Funds’ Prospectus will be revised to reflect that expenses of each Existing Fund are subject to recapture from the applicable New Fund.
16)Staff Comment: Please confirm that the fee waiver for each New Fund will continue for at least one year following the effective date of the Funds’ registration statement.
Response: The Trust has so confirmed.
17)Staff Comment: Please supplementally confirm that the Fees and Expenses tables represent current fees.
Response: The Trust so confirms.

18)Staff Comment: Given the disclosure in the Fees and Expenses tables, it is unclear why there is disclosure stating that the expenses of the New Funds are expected to be lower than the expenses of the Existing Funds. Please advise or revise.
Response: The Fees and Expenses tables have been revised to reflect the lower cost of the New Funds’ service providers.
19)Staff Comment: With respect to the Fees and Expenses table for the Vitium Global Fund, the pro forma columns are not consistent with the fees disclosed in the Prospectus for the New Fund. Please reconcile or revise.
Response: See the response to Comment 18.
20)Staff Comment: Footnote 3 to the Fees and Expenses table for the Vitium Global Fund reflects extraordinary expenses incurred by the Existing Fund. Please supplementally explain the nature of the extraordinary expenses and how they were determined to be extraordinary in accordance with Form N-1A guidelines.
Response: The Trust responds by supplementally explaining that during the fiscal year ended March 31, 2020, the Vitium Global Fund incurred legal fees that were deemed to be extraordinary due to the unusual nature and infrequency of occurrence of such legal fees. The Trust supplementally notes that these extraordinary expenses were reported separately on the Fund’s Statement of Operations as “Legal fees – extraordinary” in the Annual Report to Shareholders for the fiscal year ended March 31, 2020.
21)Staff Comment: With respect to the column labeled “Pro Forma New Fund Class Z” in the Navigator Fund’s table, if this share class’ expenses were estimated based on another share class of the Fund, please include a footnote stating that other expenses are estimated to highlight that the estimates are not based on an operating history of the share class. The Staff notes that there is no history on which to base expenses of this share class.
Response: The Trust has added the requested footnote.
22)Staff Comment: The narrative included with the Expense Examples states “The Example also assumes …that the Fund’s operating expenses remain the same.” The example actually assumes the fee waiver/expense reimbursement in effect for one year. Please disclose accordingly in the narrative.
Response: The Trust responds by replacing the third sentence of the narrative included with each Fund’s Expense Example with the following: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until [ ], 2022.”
23)Staff Comment: Pursuant to Item 4(b) of Form N-14, please provide a table showing the existing and pro forma capitalization. The table should show any applicable adjustments, including any material valuation differences.
Response: The Trust undertakes to make the requested revisions.

Certain Information Regarding the Trustees and Officers – Nominating and Governance Committee
24)Staff Comment: Please disclose whether the Nominating Committee will accept nominations from shareholders, and if so, discuss the procedures for submission.
Response: The Trust responds by adding the following disclosure to this section: “The Nominating and Governance Committee will accept independent trustee nominations from shareholders. Shareholders may nominate candidates for the Board of Trustees for the Nominating and Governance Committee to consider by contacting Northern Lights.”
Certain Comparative Information about USA Mutuals and Northern Lights
25)Staff Comment: The first sentence states that the section is a summary of certain differences between the respective documents of USA Mutuals and Northern Lights; however, much of the information included in the discussion is the same. Pursuant to Item 3(b) of Form N-14, please highlight the differences.
Response: See Response to Comment 13. The Trust undertakes to make the requested revisions.
Other Information – Voting Securities and Voting
26)Staff Comment: Please disclose the number of shares outstanding for each share class of each Existing Fund separately, per Item 6(a) of Form N-14.
Response: The Trust undertakes to make the requested revisions.
Please contact me at (414) 287-9386 or mbussie@gklaw.com if you have any questions.
Sincerely,
Godfrey & Kahn, S.C.
/s/ Molly L. Bussie
Molly L. Bussie